EXHIBIT 4.3

DESCRIPTION OF SECURITIES REGISTERED

UNDER SECTION 12(b) OF THE EXCHANGE ACT OF 1934

Tilray, Brands Inc. (“Tilray,” “we,” “us,” “our”) has one class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended: our common stock.

The following summary of the terms of the capital stock of Tilray is not meant to be complete and is qualified entirely by reference to the relevant provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) and the complete text of Tilray’s Amended and Restated Certificate of Incorporation (the “amended and restated certificate of incorporation”) and Amended and Restated By-Laws (the “by-laws”). Both our certificate of incorporation and by-laws are exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.3 is a part.

Except as otherwise specified below, references to voting by our stockholders contained in this “Description of Capital Stock” are references to voting by holders of capital stock entitled to attend and vote generally at general meetings of our stockholders.

Capital Stock

Our authorized capital stock is divided into:

• 1,198,000,000 shares of common stock with a par value of $0.0001 per share; and

• 10,000,000 undesignated shares of preferred stock with a par value of $0.0001 per share.

On October 1, 2020, we filed a certificate with the Secretary of State of the State of Delaware effecting the retirement and cancellation of the shares of Class 1 common stock that were issued but not outstanding following the conversion (the “Certificate of Retirement”). Effective upon the filing of the Certificate of Retirement, the obsolete references to Class 1 common stock in the Certificate were eliminated. The reissuance of all shares of Class 1 common stock is prohibited.

The rights and restrictions to which the Class 2 common stock are prescribed in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation entitles our board of directors, without stockholder approval, to determine the terms of the undesignated shares of preferred stock issued by us.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held by such holder.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of Class 2 common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. We do not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, on any outstanding shares of preferred stock and payment of other claims of creditors.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Rights of Repurchase

We currently have no rights to repurchase shares of our common stock, except as described in “—Options and Restricted Stock Units” below.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series. Our board of directors also has the authority to determine or alter the designation, rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, may issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Tilray without further action by the stockholders, and may have the effect of delaying or preventing changes in management of Tilray. In addition, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation.

Our board of directors will determine the rights, preferences, privileges and restrictions of the preferred stock of each series.  This description will include:

• the title and stated value;

• the number of shares we are offering;

• the liquidation preference per share;

• the purchase price per share;

• the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

• whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

• our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

• the procedures for any auction and remarketing, if any;

• the provisions for a sinking fund, if any;

• the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

• any listing of the preferred stock on any securities exchange or market;

• whether the preferred stock will be convertible into our common stock or other securities of ours, including warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

• whether the preferred stock will be exchangeable for debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

• voting rights, if any, of the preferred stock;

• preemption rights, if any;

• restrictions on transfer, sale or other assignment, if any;

• a discussion of any material or special U.S. federal income tax considerations applicable to the preferred stock;

• the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

• any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

• any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

When we issue shares of preferred stock, the shares will be fully paid and nonassessable.

Unless we specify otherwise, the preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

• senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

• on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

• junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term “equity securities” does not include convertible debt securities.

The General Corporation Law of the State of Delaware, the state of our incorporation, provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

• permits our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

• provides that the authorized number of directors may be changed only by resolution of our board of directors;

• provides that, subject to the rights of any series of preferred stock to elect directors, directors may be removed with or without cause, by the holders of a majority of our then-outstanding shares of capital stock entitled to vote generally at an election of directors by the holders of at least 66 2/3% of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

• provides that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

• provides that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also specify requirements as to the form and content of a stockholder’s notice;

• provides that special meetings of our stockholders may be called by the chairperson of our board of directors, our chief executive officer, by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;;

• provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal as possible and with the directors serving three-year terms, therefore making it more difficult for stockholders to change the composition of our board of directors; and

• does not provide for cumulative voting rights, unless required by law, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose. The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of all of our then-outstanding capital stock entitled to vote generally in the election of directors.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.